United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The Aracruz common shares that will be issued to holders of the Company's preferred shares if the conversion is approved have not yet been registered with the U.S. Securities and Exchange Commission. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The conversion referred to in this notice is being conducted pursuant to the Brazilian Corporation Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States.

NOTICE TO THE MARKET

ARACRUZ CELULOSE S.A. (“Company”), in compliance with article 137, paragraph four, of Law no. 6,404/76 and Instruction no. 358/2002, informs the market that on this date a Special Meeting of Class B Preferred Shareholders of the Company was duly convened with the attendance of shareholders representing 37.39% of the Company's Class B Preferred Shares. Among the attendance, those who represented the majority (73.40%), held instructions to vote in favor of the proposed conversion of the Company's Class B Preferred Shares into common shares to be issued by the Company. Nevertheless, because quorum for a valid deliberation of this order of the day was not obtained, the referred conversion proposal was not submitted to vote by the Class B Preferred Shareholders in attendance.

In addition, no quorum was obtained to convene a Special Meeting of Class A Preferred Shareholders of the Company to deliberate on the proposed conversion, which meeting had been scheduled for the same date, time and place, per the Meeting Notice published on June 22, 2009.

Aracruz, July 10, 2009.

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer